UBS Global Asset Management (Americas) Inc. 1285 Avenue of the Americas New York NY 10019 Tel. +1-212-821 3000

www.ubs.com

September 13, 2012

VIA EDGAR
US Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Chad Eskildsen

Re:     Global High Income Fund Inc. (File No. 811-07540) (the “Fund”)

Dear Mr. Eskildsen:

On behalf of UBS Global Asset Management (Americas) Inc. (“UBS Global AM”) and the above-referenced Fund, the following is our response to the Staff’s comments conveyed telephonically on September 11, 2012,to Keith A. Weller of UBS Global AM with regard to a filing made by the Fund with the US Securities and Exchange Commission (“SEC”) on Form N- SAR on December 30, 2011. The comment is summarized below,followed by the Fund’s response to the comment.

Comment. With respect to the Fund’s filings on Form N-SAR, please ensure that the “Report of Independent Registered Public Accounting Firm” included with the filings indicates the name of, and is electronically signed by, the Independent Registered Public Accounting Firm.

Response. The Fund will ensure that future N-SAR filings on EDGAR include the name and electronic signature of the Independent Registered Public Accounting Firm on the Report. The “hard copy” of the original report filed as an attachment to the above referenced December 30, 2011, filing is maintained in the Fund’s records and does contain the original, physical signature of the Fund’s Independent Registered Public Accounting Firm.

In connection with the Fund’s response to the SEC Staff’s comment, the Fund acknowledges that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the Fund’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or wish to discuss any of the responses presented above.

Respectfully,

/s/ Keith A. Weller	/s/ Thomas Disbrow
Keith A. Weller	Thomas Disbrow
Vice President & Assistant Secretary	Vice President & Treasurer
Global High Income Fund Inc.	Global High Income Fund Inc.

Executive Director & Senior Associate	Managing Director & Head of
General Counsel	North American Fund Treasury
UBS Global Asset Management	UBS Global Asset Management
(Americas) Inc.	(Americas) Inc.
(212-882 5576)	(212-882 5225)